SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. __)*

USCB Financial Holdings, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

90355N10

(CUSIP Number)

Howard Feinglass

Priam Capital Fund II, LP

Priam Capital Associates II, LLC

745 Fifth Avenue, Suite 1702

New York, NY 10151

646-762-2270

With copy to:

Jay Coogan, Esquire

Ballard Spahr LLP

1735 Market Street, 51st Floor

Philadelphia, PA 19103-7599

(215) 864-8518

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90355N10	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: PRIAM CAPITAL FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,485,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,485,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 90355N10	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: PRIAM CAPITAL ASSOCIATES II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,485,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,485,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 90355N10	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: HOWARD FEINGLASS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,500
	8	SHARED VOTING POWER 4,485,909
	9	SOLE DISPOSITIVE POWER 11,500
	10	SHARED DISPOSITIVE POWER 4,485,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,497,409
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90355N10	13D	Page 5 of 10 Pages

Item 1. Security and Issuer

The title and class of equity security to which this Schedule 13D relates is the Class A common stock, par value $1.00 per share (“Class A Common Stock”), of USCB Financial Holdings, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2301 N.W. 87th Avenue, Miami, Florida 33172.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i.	Priam Capital Fund II, LP, a Delaware limited partnership (the “Fund”);

ii.	Priam Capital Associates II, LLC, a Delaware limited liability Company and general partner of the Fund (“Fund GP”); and

iii.	Howard Feinglass, the managing member of the Fund GP and a director of the Company.

(b)	The business address of each member of the Reporting Persons is c/o Priam Capital Associates II, LLC, 745 Fifth Avenue, Suite 1702, New York, NY 10151.

(c)	The Fund was formed in order to engage in the acquiring, holding and disposing of investments in various companies. The Fund GP is the general partner of the Fund and was formed to act as the general partner of the Fund, to make investments through the Fund and to fulfill such other purposes as may be determined by the Fund from time to time. Mr. Feinglass is the managing member of the Fund GP. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, the Fund, the Fund GP and Mr. Feinglass each may be deemed to be a beneficial owner of the Common Stock held for the account of the Fund.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws

(f)	The Fund is a Delaware limited partnership. The Fund GP is a Delaware limited liability company. Mr. Feinglass is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On December 30, 2021, U.S. Century Bank, a Florida state-chartered bank (the “Bank”) completed its reorganization to the holding company form of ownership (the “Reorganization). On such date, the Company acquired all of the issued and outstanding shares of the Class A voting common stock, par value $1.00 per share of the Bank (the “Bank Class A Common Stock”), in a share exchange whereby each issued and outstanding share of Bank Class A Common Stock was converted into and exchanged for one share of the Company’s Class A Common Stock and the Bank became a subsidiary of the Company.

Fund owned 4,485,909 shares of Bank Class A Common Stock that were exchanged for 4,485,909 shares of Class A Common Stock the Company in the Reorganization.

As a director of the Bank, Mr. Feinglass was granted and held options to purchase 11,500 shares of Bank Class A Common Stock, which were exchanged for options to purchase 11,500 shares of Class A Common Stock of the Company in the Reorganization.

CUSIP No. 90355N10	13D	Page 6 of 10 Pages

Item 4. Purpose of Transaction

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)−(j) of Schedule 13D. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5. Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

Entity	Amount Beneficially Owned	Percent of Class(2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Priam Capital Fund II, LP(1)	4,485,909	22.4	0	4,485,909	0	4,485,909
Priam Capital Associates II, LLC(1)	4,485,909	22.4	0	4,485,909	0	4,485,909
Howard Feinglass(1)s	4,497,409	22.5	11,500	4,485,909	11,500	4,485,909

(1)	Each of Priam Capital Associates II, LLC and Mr. Feinglass disclaims beneficial ownership of the voting common stock owned by the Fund, except to the extent of its or his pecuniary interest therein.
(2)	This calculation is based on 19,991,753 shares of Class A Common Stock of the Company outstanding as of December 30, 2021 following the Reorganization (20,003,253 shares of Class A Common Stock in the case of Mr. Feinglass assuming his options to purchase Class A Common Stock were exercised).

(c)	No members of the Fund had any transactions in the Class A Common Stock (or securities convertible into Class A Common Stock) during the past 60 days, except as described and referenced in Item 3 of this Schedule 13D.

CUSIP No. 90355N10	13D	Page 7 of 10 Pages

(d)	The partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of the Fund in accordance with their ownership interests in the Fund.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Side Letter Agreement

On December 30, 2021, in connection with the Reorganization, the Company entered into a side letter agreement (the “Side Letter Agreement”) with Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. and the Fund (each a “Large Investor” and collectively referred to herein as the “Large Investors”), applying the investor rights that the Large Investors had immediately prior to the Reorganization to the Company, in substantially similar form as previously set forth in an Amended and Restated Investment Agreement, dated February 19, 2015 (the "Investment Agreement"), between the Bank and the Large Investors that was entered into in connection with the Bank’s recapitalization (the “2015 Recapitalization”).

The Side Letter Agreement requires the Company to maintain its Board of Directors at no less than five nor more than seven directors, and requires the Company to cause one person nominated by each Large Investor to be elected or appointed to the Board, including filling any vacancy (the “Board Representative”), subject to satisfaction of all legal and governance requirements regarding such Board Representative’s service as a director, with such Board Representative rights to last as long as each Large Investor beneficially owns shares of the Company’s common stock representing 50% or more of the common shares purchased by the Large Investor in the 2015 Recapitalization, as adjusted from time to time as a result of changes in capitalization, as well as the power to designate a Board observer to attend meetings in a nonvoting capacity in the event any applicable Board Representative is unable to attend such meetings or if the Large Investor does not have a Board Representative on the Board on the date of any meeting. During the period during which a Large Investor is entitled to the various corporate governance rights described above, the Large Investor will have essentially the same rights with respect to the Bank consistent with the terms of the Investment Agreement.

The Side Letter Agreement provides each Large Investor (or affiliate) with matching stock rights for so long as each Large Investor beneficially owns shares of the Company’s common stock representing 50% or more of the common shares purchased by the Large Investor in the 2015 Recapitalization, as adjusted from time to time as a result of changes in capitalization. The matching stock rights permit each Large Investor to purchase new equity securities offered by the Company for the same price and on the same terms are proposed to be offered by others, subject to specified exceptions, procedural requirements and compliance with applicable bank regulatory ownership requirements as further described in the Side Letter. The Side Letter Agreement also provides customary information rights to the Large Investors.

The above summary of the Side Letter Agreement is qualified in its entirety by reference to the Side Letter Agreement, which is included as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

Assignment and Assumption of Registration Rights

On December 30, 2021, the Company and the Bank entered into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”), pursuant to which the Company assumed all of the Bank’s obligations under a Registration Rights Agreement, dated March 17, 2015 (the “Registration Rights Agreement”), between the Bank, the Large Investors and certain other former shareholders of the Bank who are now shareholders of the Company. The Registration Rights Agreement, as assumed by the Company, included certain demand registration rights for one or both of the Large Investors to effect a registration of all or part of their respective shares of Class A Common Stock of the Company or its equivalents, which rights were exercisable at any time after the fifth anniversary of the Registration Rights Agreement or March 17, 2020. The Registration Rights Agreement also provides the shareholders that are a party to the agreement with certain “piggyback” registration rights, allowing such shareholders to have their registerable securities included as part of any registration statement the Company may file other than pursuant to the demand registrations described above. The piggyback registration rights are subject to accepting the terms of any underwriting applicable to the offering as agreed upon between the Company and the underwriters that are selected for such offering. In addition, the number of registerable shares that the Large Investors and the other shareholders may include in any such public offering is subject to reduction of up to all of their respective registerable shares if the inclusion of such shares in the offering would materially and adversely affect such offering as determined in good faith by the managing underwriter.

CUSIP No. 90355N10	13D	Page 8 of 10 Pages

The above summary of the Assignment and Assumption Agreement and the related Registration Rights Agreement are qualified in their entirety by reference to the Assignment and Assumption Agreement and the Registration Rights Agreement, which are included as Exhibits 3 and 4 respectively, to this Schedule 13D and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

No.	Exhibit
1	Joint Filing Agreement, dated as of January 6, 2022, by and among Priam Capital Fund II, LP, Priam Capital Associates II, LLC, and Howard Feinglass.

2	Side Letter Agreement, dated December 30, 2021, between USCB Financial Holdings, Inc., U.S. Century Bank, Priam Capital Fund II, LP, Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P.*

3	Registration Rights Agreement, dated March 17, 2015, between U.S. Century Bank, Priam Capital Fund II, LP, Patriot Financial Partners II, L.P., Patriot Financial Partners Parallel II, L.P., and certain other shareholders of U.S. Century Bank.*

4	Assignment and Assumption of Agreement, dated December 30, 2021, between U.S. Century Bank and USCB Financial Holdings, Inc.*

*	Incorporated by reference from the Current Report on Form 8-K12B filed by USCB Financial Holdings, Inc. with the SEC on December 30, 2021.

CUSIP No. 90355N10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2022

PRIAM CAPITAL FUND II, LP

By:	/s/ Howard Feinglass
Howard Feinglass, the managing member of Priam Capital Associates II, LLC, the general partner of Priam Capital Fund II, LP

PRIAM CAPITAL ASSOCIATES II, LLC

By:	/s/ Howard Feinglass
Howard Feinglass, its managing member

/s/ Howard Feinglass
Howard Feinglass

EXHIBIT INDEX

Item 7. Material to Be Filed as Exhibits

No.	Exhibit
1	Joint Filing Agreement, dated as of January 6, 2022, by and among Priam Capital Fund II, LP, Priam Capital Associates II, LLC, and Howard Feinglass.

2	Side Letter Agreement, dated December 30, 2021, between USCB Financial Holdings, Inc., U.S. Century Bank, Priam Capital Fund II, LP, Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P.*

3	Registration Rights Agreement, dated March 17, 2015, between U.S. Century Bank, Priam Capital Fund II, LP, Patriot Financial Partners II, L.P., Patriot Financial Partners Parallel II, L.P., and certain other shareholders of U.S. Century Bank.*

4	Assignment and Assumption of Agreement, dated December 30, 2021, between U.S. Century Bank and USCB Financial Holdings, Inc.*

*	Incorporated by reference from the Current Report on Form 8-K12B filed by USCB Financial Holdings, Inc. with the SEC on December 30, 2021.